DAVIS LLP | LEGAL ADVISORS SINCE 1892

[redacted]

09047348

RECEIVED
2009 NOV 23 A 9:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FROM THE OFFICE OF	Claudia Tsao
DIRECT LINE	604.648.3115
DIRECT FAX	604.687.1612
E-MAIL	ctsao@davis.ca
FILE NUMBER	50277-00001

October 30, 2009

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

SUPPL

Dear Sirs:

Re: GGL Diamond Corp. - Exemption No. 82-1209

We are solicitors for GGL Diamond Corp. (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and
2. copy of the document listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,
DAVIS LLP
Per:

Claudia Tsao
Legal Administrative Assistant

Encs.

11/23

Exemption No. 82-1209

October 30, 2009

GGL DIAMOND CORP.
(the "Company")

Index

1. Material filed with the British Columbia Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC") and with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in the Northwest Territories under the Business Corporations Act and regulations thereunder ("NWT")

Document Name or Information			**Documents Filed**
(a)	Incorporation Documents		
	(i)	BC	N/A
(b)	Extra-provincial Registration		
	(i)	NWT	N/A
(c)	Annual Reports		
	(i)	BC	N/A
	(ii)	NWT	N/A
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	N/A
	(ii)	NWT	N/A
(e)	Special Resolution		
	(i)	BC	N/A
	(ii)	NWT	N/A

2. Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101") and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

	Document Name or Information	Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	N/A
(b)	Annual Information Form (not mandatory)	N/A
(c)	Annual CEO and CFO Officer Certifications under MI 52-109	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Unaudited Financial Statements and Management's Discussion & Analysis for the 9 months ended August 31, 2009
(e)	Interim CEO and CFO Officer Certifications under NI 52-109	For the period ended August 31, 2009
(f)	News Releases	October 15, 2009
(g)	Form 51-102F3, Material Change Report	N/A
(h)	Notice of Meeting and Record Dates of shareholders' meeting (Amended)	N/A
(i)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(j)	Form 45-106F1, Report of Exempt Distribution	N/A
(k)	Notice of Change in Year End by more than 14 Days	N/A
(l)	Notice of Change in Corporate Structure	N/A
(m)	Notice of Change of Auditors	N/A
(n)	Business Acquisition Report under NI 51-102	N/A

Document Name or Information			Documents Filed
(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed		N/A
(p)	Notice of Change of Status Report		N/A
(q)	Filing of documents Affecting the Rights of Securityholders including:		
	(i)	charter documents	N/A
	(ii)	securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
	(iii)	any securityholder rights plans or similar plans	N/A
	(iv)	any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	N/A
	(v)	copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	N/A
(r)	Prospectus		N/A
(s)	Amendment to Prospectus		N/A
(t)	Takeover Bid Circular		N/A
(u)	Notice of Change or Variation to Takeover Bid Circular		N/A
(v)	Issuer Bid Circular		N/A

Document Name or Information		Documents Filed
(w)	Notice of Change or Variation to Issuer Bid Circular	N/A
(x)	Initial Acquisition Report	N/A
(y)	Subsequent Acquisition Reports	N/A
(z)	Notice of Intention to Sell by a Control Person	N/A

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information		Documents Filed
(a)	Exchange Filing Statement	N/A
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	N/A
(c)	Annual Information Form (not mandatory)	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Unaudited Financial Statements and Management's Discussion & Analysis for the 9 months ended August 31, 2009
(e)	News Releases	October 15, 2009
(f)	Form 51-102F3, Material Change Report	N/A
(g)	Notice of Meeting and Record Dates of shareholders' meeting (Amended)	N/A
(h)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(i)	Prospectus	N/A
(j)	Amendment to Prospectus	N/A
(k)	Takeover Bid Circular	N/A
(l)	Notice of Change or Variation to Takeover Bid Circular	N/A

Document Name or Information			Documents Filed
(m)	Issuer Bid Circular		N/A
(n)	Notice of Change or Variation to Issuer Bid Circular		N/A
(o)	Initial Acquisition Report		N/A
(p)	Subsequent Acquisition Reports		N/A
(q)	Notice of Intention to Sell by a Control Person		N/A
(r)	Notice of Dividends		N/A
(s)	Exchange Bulletins announcing certain transactions:		
	(i)	Promotional Investor Relations and Market-Making Activities	N/A
	(ii)	Dividend/Distribution Declaration	N/A
	(iii)	Private Placement	N/A
	(iv)	Warrant Amendments	N/A
	(v)	Shares for Debt	N/A
	(vi)	Short Form Offering	N/A
	(vii)	Acquisitions/Dispositions	N/A
	(viii)	Notice of Intention to Make a Normal Course Issuer Bid	N/A
	(ix)	Name Change without Consolidation or Split	N/A
	(x)	Name Change and Consolidation/Split	N/A
(t)	Listing Application		N/A

4. Materials distributed to security holders as required by the Business Corporations Act (BC) and regulations thereunder, the Securities Act (British Columbia) and the Securities Act (Alberta) and regulations thereunder, NI 54-101 and the rules and policies of the Exchange

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion	N/A

Document Name or Information		Documents Filed
	and Analysis)	
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(c)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(d)	Prospectus	N/A
(e)	Amendment to Prospectus	N/A
(f)	Issuer Bid Circular	N/A
(g)	Notice of Change or Variation to Issuer Bid Circular	N/A

Exemption 82-1209

GGL RESOURCES CORP.

(formerly, GGL Diamond Corp.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

August 31, 2009

GGL RESOURCES CORP.

Management's Discussion and Analysis

FOR THE NINE MONTHS ENDED AUGUST 31, 2009; INFORMATION AS OF OCTOBER 26, 2009 UNLESS OTHERWISE STATED

The following discussion of the results of operations and financial condition of the Company for the third quarter ended August 31, 2009 should be read in conjunction with the consolidated financial statements for the periods ended August 31, May 31 and February 28, 2009, and the year ended November 30, 2008. The information reported here includes events taking place subsequent to the end of the third quarter, up to and including October 26, 2009.

DISCUSSION AND ANALYSIS:

"Greenfields (also sometimes referred to as "grassroots") exploration is the way that all mining districts begin and is the foundation of our industry. Greenfields exploration seeks to discover mineral deposits in new areas, away from the immediate vicinity of producing mines... Greenfields is a high-risk, but high-reward, business that creates long term option value for the discoverers of new deposits..."

"The most important engine of innovation in the mining industry is greenfields exploration – the search for new world-class mines away from current areas of production and, with this, the discovery of new, high-quality resources that can be extracted at lower costs... the ratio of greenfields expenditure to unit of metal production has fallen dramatically and may now be at historically low levels. It is very likely that strong fundamental demand for resources will continue in the mid-long term, irrespective of the current global financial crisis. It is therefore a concern that, at a time when the long term challenges of mineral supply remain great, we have the worst long-term investment ratio in greenfields exploration of recent decades!"

"The long-term consequences of under-investment in genuine greenfields mineral exploration are likely to be severe, both for individual mining companies and the global economy...For this reason, there is now an urgent need for more of the major mining companies to dramatically increase their focus on greenfields exploration... Wise mining companies will implement well-resourced greenfields programs now, so they have the time to deliver results before we ... start to confront the reality that the existing high-quality sources of minerals that have been sustaining our wealth and high standards of living for the past few decades have been depleted."

The above quotes are taken from a recent paper "The Case for a Greenfields Renaissance" by J.M.A. Hronsky, B. J. Suchomel, and J. F. Welborn; and from an October 12, 2009 article from the business section of an Australian newspaper, by Jon Hronsky. (Jonathan Hronsky is an SEG (Society of Economic Geologists) Distinguished Lecturer.

The Providence Greenstone Belt (PGB) in the Northwest Territories is a greenfields exploration project with the potential to provide some of the mineral deposits needed to help sustain the dwindling mineral reserves of Canada as the PGB has all the characteristics of the world's highly productive greenstone belts. The work undertaken by GGL Resources Corp. (formerly GGL Diamond Corp.) over the past years has located the potential for gold, VMS, nickel and diamonds. Although this is a greenfields project, the assays we have received for both gold and VMS move the project beyond the grassroots stage.

We believe that PGB is the type of project that will attract a major mining company and we are active in this regard.

2009 EXPLORATION:

PGB, Northwest Territories

Our own field crews and an independent consultant from Aurora Geosciences Ltd. ("Aurora") completed a field program of mapping and ground geophysics late in September. Three of the gold prospects were evaluated to determine the next phase of exploration required for each prospect; early indications are that a least one of the projects is drill ready. The final maps and reports are in progress and the information acquired along with recommendations will be reported on when they are completed.

McConnell Creek, British Columbia

Office work has been in progress to evaluate the potential for gold targets along the entire 12 kilometer length and up to one kilometer width of the shear zone that contains three gold bearing zones previously located by trenching and/or diamond drilling. Over a dozen new zones have been selected for evaluation. In previous years two of our consultants have recommended an underground exploration program to sample the main gold zone at depth. The surface exploration of a new target area located near the main gold zone would if successful enhance the prospects for underground development.

SUMMARY:

The PGB and McConnell gold projects are 100% owned by GGL and assessment work is current to maintain the PGB claims for two to eight years and the McConnell for ten years. A five year work permit obtained for the PGB project is now in its second year.

We are confident that as we continue to make presentations to major mining companies and financial institutions, we will succeed in creating value for our shareholders.

Limited Operating History: Losses

The Company has experienced, on a consolidated basis, losses in all years of its operations. There can be no assurance that the Company will operate profitably in the future, if at all. As at August 31, 2009, the Company's deficit was $22,201,862.

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. From Dec. 1, 2008 to August 31, 2009 the closing price of the Company's shares was between $0.02 and $0.11 (Dec. 1, 2007 to August 31, 2008 $0.16 to $0.27). There can be no assurance that continual fluctuations in price will not occur.

Shares Reserved for Future Issuance: Dilution

As at August 31, 2009, there were 14,133,333 stock options and 3,763,000 warrants outstanding pursuant to which shares may be issued in the future, all of which will result in further dilution to the Company's shareholders and pose a dilutive risk to potential investors. Please see Subsequent Events section for updated share data and breakdown by expiry date.

Stock Option Plan

The Company has a 10% rolling Stock Option Plan whereby the Company may grant stock options to purchase up to 10% of the issued capital of the Company at the time of the grant of any option. Under the policies of the TSX Venture Exchange, options granted under the 10% rolling plan will not be required to include the mandatory

vesting provisions required by the Exchange for fixed number stock option plans, except for stock options granted to investor relations consultants. Under the 10% rolling plan, the number of shares available for grant increases as the issued capital of the Company increases.

During the period ended August 31, 2009, the Company's Board of Directors approved and repriced 1,617,500 stock options granted May 1, 2007, July 31, 2007 and May 1, 2008 to the employees and consultants to $0.10 per share and granted 4,475,000 options to directors, officers, consultants and employees expiring August 19, 2014 (100,000 of these options will expire December 29, 2009 due to a termination in employment) exercisable at $0.10 per share. See Note 5 of the Consolidated Financial Statements for August 31, 2009. During the period the Company recorded $271,983 of stock based compensation expense for the repricing and granting of stock options.

Corporate Governance

The Company has a Corporate Disclosure Policy, an Insider Trading Policy and a Whistle Blower Policy. To view a copy of these policies, please go to www.gglresourcescorp.com.

Overall performance/results of operations

As at August 31, 2009, the Company had incurred exploration costs on mineral properties of $241,998 (sampling $445; land use permits refund $(25,000); licences, recording fees and lease payments $32,209; salaries and wages $30,246; technical and professional services $184,536; transportation $6,572; surveying $6,500; and project supplies of $6,490). Exploration costs for the period ended August 31, 2009 are less than the same period in 2008 by $3,685,052 a decrease of 93.8%. Exploration costs were higher in 2008 than 2009 for all categories of expenditures. Due to current market conditions, the Company was able to secure only a small amount of financing during the period to fund exploration.

On a per project basis, the Company spent the $241,998 of exploration costs as follows: $(29,080) on the CH project after a refund of $40,000 from deposits filed with the 2006 and 2007 assessment reports; $(3,120) on the Doyle Lake project after a $25,000 refund of a land permit fee, $57,763 on McConnell Creek, $5,652 on the Fishback Lake Property and $185,783 on the Providence Greenstone Belt. The CH project costs are net of the $25,000 received from Kennecott Canada Exploration Inc. on signing of an exploration and option agreement on 73 of the CH claims. Please see Note (f) under Acquisition and Disposition of Resource Properties and Write offs.

The Company reported a net loss of $3,329,352 for the period ended August 31, 2009 compared to a net loss of $488,609 for the period ended August 31, 2008. General administration and exploration expenses for the period ended August 31, 2009 were $560,777 compared to $1,327,422 for the period ended August 31, 2008 (a decrease of 57.75% from 2008 to 2009). The expenses would have been $100,000 higher if the Company had not signed a non-exclusive licence agreement for the use of its Slave Geological Province data set for diamond exploration.

The decrease in expenses was primarily due to an overall decrease in all categories in order to preserve capital: office services and expenses (2009-$128,857; 2008-$158,688); consulting fees (2009-$73,612; 2008-$214,709); licences, taxes, insurance and fees (2009-$10,075; 2008-$18,171); legal and audit (2009-$7,883; 2008-$32,616); stock based compensation (2009-$271,983; 2008-$703,037) and shareholders' meetings and reports (2009-$20,186; 2008-$32,492). In 2008 there were higher consulting fees due to more time spent by management on corporate matters, a financial and advisory contract and payments to the Vice President of Administration. Licences, taxes, insurance and fees decreased in 2009 due to a partial refund of the insurance on the Yellowknife house and a decrease in the TSX Venture Annual Sustaining fee which is based on the closing price of the Company's shares at December 31 (2009-$0.03; 2008-$0.175). Stock based compensation decreased due to the lower market price of the shares and smaller price fluctuations within the last two years. Shareholders' meetings and reports decreased in 2009 due to fewer news releases being issued and lower costs for the mailouts and the annual general meeting. Legal and audit costs were lower during the period also due to fewer corporate activities. General exploration costs were lower during the period ended August 31, 2009 due to the receipt of

$100,000 for a non-exclusive licence agreement to use the Company's Slave Geological Province data set for diamond exploration and the sale of the Yellowknife house which reduced office and house expenses.

For the period ended August 31, 2009, the Company had a gain on the sale of property and equipment of $230,368 and $744 of interest income. The Company sold its Yellowknife House and some equipment for gross proceeds of $405,100. For the period ended August 31, 2008, the Company earned $61,867 of interest income. The Company does not have any revenues.

Acquisition and Disposition of Resource Properties and Write offs

During the period ended August 31, 2009:

(a) 19 Doyle mining leases (23,520 acres) were allowed to lapse and the related costs of $1,344,203 were written off. These are separate from the Doyle Lake Properties which are under the De Beers Agreement dated May 25, 1995. The relinquished leases do not include the Doyle diamond-bearing kimberlite sill which is 100% owned by the Company.

(b) In addition 11 Doyle mining leases (25,579 acres) acquired in 2005 were allowed to lapse after informing Mountain Province Diamonds Inc., Camphor Ventures Inc., and De Beers Canada Inc. and the related costs of $845,532 were written off.

(c) 2 CH claims (5,165 acres) were allowed to lapse and the related costs of $173,950 were written off.

(d) 8 Fishback Lake claims (16,260 acres) were allowed to lapse and the related costs of $402,375 were written off.

(e) 22 Providence Greenstone Belt claims (45,813 acres) were allowed to lapse and the related costs of $238,362 were written off.

(f) the Company signed an exploration and option agreement on 73 of its CH claims in the Northwest Territories. Kennecott Canada Exploration Inc. must make payments totalling $1,000,000 and incur cumulative expenditures of $10,000,000 in order to earn a 100% interest, subject to a gross overriding royalty of 1.5% of the appraised value of all gem and industrial diamonds recovered, sorted and graded from the property and a 1.5% net smelter returns royalty on the net value of all ores, minerals, metals and materials except diamonds, mined and removed from the property and sold or deemed to have been sold. The payments and both royalties are payable to the Company. The Company has received $25,000 to date.

Related Party Transactions

During the nine months ended August 31, 2009, the Company was billed $65,234 (August 31, 2008 – $74,769) by one director for consulting fees and $47,266 (August 31, 2008 - $32,731) for technical and professional services. As at August 31, 2009, $174,947 (August 31, 2008 - $45,166) was included in accounts payable for services rendered from May 2008 to August 31, 2009.

Commitments

The Company has no commitments.

Management of Capital

The Company's objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

In the management of capital, the Company includes the components of shareholders' equity as well as cash and cash equivalents.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company's common shares are listed on the TSX Venture Exchange ("TSX-V"). The TSX-V's policies impose certain minimum capital requirements upon the Company. Due to current market conditions, the TSX-V is granting temporary relief from certain policy requirements on a case by case basis to listed issuers which are facing conditions of immediate or imminent financial hardship. The temporary relief period expired September 30, 2009. The Company applied to the TSX-V and received temporary relief from the minimum six month working capital requirement.

Critical Accounting Policies

New accounting policies were introduced in 2009.

Adoption of New Accounting Policies

Current Changes in Accounting Policies

(a) Goodwill and Intangible Assets, Section 3064

The CICA issued the new Handbook section 3064, "Goodwill and Intangible Assets", which will replace section 3062, "Goodwill and Intangible Assets". The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008.

(b) Going Concern – Amendments of Section 1400

CICA 1400, General Standards of Financial Statements Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

Future Changes in Accounting Policies

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of December 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended November 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Summary of Quarterly Information

The following table sets forth a comparison of revenues and earnings for the previous eight quarters ending with August 31, 2009. Financial information is prepared according to GAAP and is reported in Canadian $.

Quarter Ended:	August 31, 2009 ($)	May 31, 2009 ($)	February 28, 2009 ($)	November 30, 2008 ($)	August 31, 2008 ($)	May 31, 2008 ($)	February 29, 2008 ($)	November 30, 2007 ($)
Total Revenues[1]	15	645	230,452	14,681	8,440	21,144	32,283	23,805
Net Income (Loss)[2]	(1,477,109)	(1,654,476)	(197,767)	(176,302)	359,815	(1,463,445)	615,021	(374,273)
Net income (loss) per share[2]	(0.010)	(0.011)	(0.001)	(0.000)	0.003	(0.011)	0.005	(0.003)

Note:

(1) The Company does not have any revenues, it earns interest income and has gains (losses) from the sale of property and equipment.
(2) Income (loss) before discontinued operations and extraordinary items is the same as Net Income (Loss) as there are no discontinued operations or extraordinary items in 2009, 2008 or 2007. Fully diluted earnings (loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

During the year, management decides which properties will be retained and which properties will be abandoned based on results from work performed during the field season and the analysis of sample assays. Properties that will be abandoned are written off when management makes its decision to cease any further work (usually in the third and fourth quarters) which will increase the Net Loss.

Liquidity and Capital Resources

The Company does not have operating revenues and must finance its exploration activity by raising funds through joint ventures or equity financing. The exploration and subsequent development of the Company's properties depend on the Company's ability to obtain required financing. There is no assurance that additional funding will be available to allow the Company to fully explore its existing properties. The Company requires sufficient funds to complete further exploration work (see Management of Capital). Failure to obtain financing could result in delays or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in certain properties.

The Company is dependent on raising funds by the issuance of shares or disposing of interests in its unproven mineral interests (by options, joint ventures or outright sales) in order to finance further acquisitions, undertake exploration and development of mineral interests and meet general and administrative expenses in the immediate and long term. There can be no assurance that the Company will be successful in raising its required financing.

The Company's financial performance is dependent on many external factors. The Company expects that any revenues it may earn from its operations in the future will be from the sale of minerals. Both prices and markets for metals and minerals are cyclical, difficult to predict, volatile, subject to government price fixing and controls and respond to changes in domestic and international, political, social and economic environments. In addition, the availability and cost of funds for exploration, development and production costs are difficult to predict. These changes in events could materially affect the financial performance of the Company.

The Company had a working capital deficiency at August 31, 2009, of $177,379 compared with a working capital deficiency of $216,841 as at November 30, 2008. The working capital deficiency would have been greater if the Company had not sold its Yellowknife House at the end of January 2009 for $405,000, signed a non-exclusive

licence agreement for the use of its Slave Geological Province data set for diamond exploration for $100,000 and received a refund of $40,000 from deposits filed with the 2006 and 2007 assessment reports.

The Company's current liabilities exceeded its current assets at period end due to the smaller amount of financing available during the period. The Company has no material income from operations and any improvement in working capital results primarily from the issuance of share capital.

For the nine months ended August 31, 2009, the Company recorded negative cash flow of $245,601 (August 31, 2008 - $573,750) (before allowing for changes in non-cash operating working capital balances) from operating activities. Changes in operating activities resulted primarily from decreases in all administration costs such as office services and expenses, licences, taxes and insurance, shareholders' meetings and reports, legal and audit and consulting fees and general exploration costs. (See Overall performance/results of operations for further information.)

The Company's cash position as at August 31, 2009 was $206,940 (November 30, 2008 - $332,665). The decrease in cash position compared to November 30, 2008 was due principally to the lack of financing to cover ongoing expenditures during the period.

During the period ended August 31, 2009, the Company:

(a) Issued:

	# shares	$
Balance, November 30, 2008	**144,607,025**	**35,211,782**
Private placement - shares issued for cash	1,776,000	106,560
Shares issuance costs	-	(9,599)
Balance, August 31, 2009	**146,383,025**	**35,308,743**

(b) had 1,365,000 stock options expired unexercised;

(c) closed the first tranche of a private placement and issued 1,776,000 non-flow through units at $0.06 per unit for gross proceeds of $106,560. Each non flow-through unit consists of one non flow-through common share and one half of one non-transferable common share purchase warrant. Each whole warrant entitles the holder to purchase one non flow-through common share for three years from the closing date at $0.10 per share in the first year, $0.20 per share in the second year and $0.30 per share in the third year. Included in accounts payable at August 31, 2009 is $68,280 which is part of the proceeds for the second and final tranche of the private placement. (See Subsequent Events)

If the common shares trade on the TSX Venture Exchange at a closing price greater than $0.50 per share for twenty consecutive trading days at any time after four months and one day from the closing date, the Company may accelerate the expiry of the warrants by giving notice to the holders thereof, and in such case the warrants will expire on the 30th day after the date on which such notice is given.

(d) has the following share purchase warrants outstanding:

Number of warrants	Exercise Price	Expiry Date
2,855,000	$0.40	Aug. 13, 2010
20,000	$0.40	Aug. 18, 2010
888,000	$0.10/$0.20/$0.30	Aug. 20, 2012
3,763,000		

See Notes 4 and 5 of the Consolidated Financial Statements for August 31, 2009.

Subsequent Events

Subsequent to August 31, 2009:

(a) the Company closed the second and final tranche of the private placement from August 2009 (see above Note (c)). The Company issued 1,420,000 flow-through units at $0.06 per unit for gross proceeds of $85,200. Each flow-through unit consists of one flow-through common share and one half of one non-transferable non flow-through warrant. Each whole warrant entitles the holder to purchase one non flow-through common share for one year from the closing date at $0.10 per share. The proceeds from these flow-through shares will be spent on Canadian Exploration Expenditures on the Company's unproven mineral interests.

In addition the Company issued 2,620,668 non flow-through units at $0.06 per unit for gross proceeds of $157,240. Each non flow-through unit consists of one non flow-through common share and one half of one non-transferable common share purchase warrant. Each whole warrant entitles the holder to purchase one non flow-through common share for three years from the closing date at $0.10 per share in the first year, $0.20 per share in the second year and $0.30 per share in the third year.

(b) the Company changed its name from GGL Diamond Corp. to GGL Resources Corp. to represent the Company's variety of assets. Trading under the new name began September 8, 2009. There were no changes to the shares or to the trading symbol.

Outstanding Share data as at October 26, 2009:

(a) Authorized and issued share capital:

Class	Par Value	Authorized	Issued Number
Common	No par value	Unlimited	150,423,693

(b) Summary of options outstanding:

Security	Number	Exercise Price	Expiry Date
Options	7,500	$0.20	Dec. 29, 2009
Options	192,500	$0.10	Dec. 29, 2009
Options	300,000	$0.20	May 12, 2010
Options	50,000	$0.20	June 7, 2010
Options	210,000	$0.20	July 8, 2010
Options	25,000	$0.20	October 28, 2010
Options	775,000	$0.20	March 23, 2011
Options	495,000	$0.26	May 12, 2011
Options	53,333	$0.20	Aug. 15, 2011
Options	100,000	$0.63	May 1, 2012
Options	800,000	$0.10	May 1, 2012
Options	2,050,000	$0.56	July 31, 2012
Options	725,000	$0.10	July 31, 2012
Options	600,000	$0.20	May 1, 2013
Options	3,350,000	$0.20	May 23, 2013
Options	25,000	$0.20	July 31, 2013
Options	4,375,000	$0.10	August 19, 2014
Total	**14,133,333**		

(c) Summary of warrants outstanding.

Security	Number	Exercise Price	Expiry Date
Warrants	2,855,000	$0.40	August 13, 2010
Warrants	20,000	$0.40	August 18, 2010
Warrants	710,000	$0.10	Sept. 21, 2010
Warrants	888,000	$0.10/$0.20/$0.30	August 20, 2012
Warrants	1,310,334	$0.10/$0.20/$0.30	Sept. 21, 2012
Total	**5,783,334**		

(d) There are no escrowed or pooled shares.

Other Information

The Company's web site address is www.gglresourcescorp.com. Other information relating to the Company may be found on SEDAR at www.sedar.com.

Forward Looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements." All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploration activities and events or developments that the Company expects, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "advance", "expects", "plans", "anticipates", "believes", "intends", "allocated", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the

forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

BY ORDER OF THE BOARD

"Raymond A. Hrkac"

Raymond A. Hrkac
President and CEO

"Nick DeMare"

Nick DeMare
Director and CFO

Form 52-109FV2
Certification of interim filings - venture issuer basic certificate

I, **Nick DeMare, Chief Financial Officer of GGL Resources Corp. (formerly, GGL Diamond Corp.)**, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of GGL Resources Corp. (formerly, GGL Diamond Corp.) (the "issuer") for the interim period ended August 31, 2009.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: October 30, 2009

Nick DeMare

Nick DeMare
Chief Financial Officer
GGL Resources Corp.
(formerly, GGL Diamond Corp.)

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV2
Certification of interim filings - venture issuer basic certificate

I, **Raymond A. Hrkac, Chief Executive Officer of GGL Resources Corp. (formerly, GGL Diamond Corp.)**, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of GGL Resources Corp. (formerly, GGL Diamond Corp.) (the "issuer") for the interim period ended August 31, 2009.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: October 30, 2009

Raymond A. Hrkac
Chief Executive Officer
GGL Resources Corp.
(formerly, GGL Diamond Corp.)

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

GGL RESOURCES CORP.

NEWS RELEASE October 15, 2009

GGL RESOURCES CORP. – DIAMONDS…AND MUCH MORE

VANCOUVER, British Columbia, Canada – Raymond A. Hrkac, President and CEO of GGL Resources Corp. (TSX-V: GGL) ("GGL") is pleased to address the reasons for the name change from GGL Diamond Corp. to GGL Resources Corp. and to provide a brief update.

GGL is more than diamonds and the new name more properly represents the variety of GGL's assets.

GOLD PROPERTIES:

British Columbia

Located in northwest British Columbia, Canada, the McConnell Creek Gold Property is 100% owned by GGL and assessment work has been filed to maintain the property in good standing for ten years. Trenching and diamond drilling have outlined a gold zone 145 meters in length with widths ranging from 0.6 to 6.2 meters and averaging 1.8 meters. Within the zone, gold values vary from 1.7 grams/tonne (g/t) to 44.02 g/t and average 6.79 g/t. Diamond drilling has traced the zone to a depth of 250 meters in the deepest hole drilled to date. Two other gold zones have been discovered; one by trenching and another by a single exploration drill hole. The size of these zones remains to be determined. Anomalous gold in soil values associated with geophysical anomalies occur intermittently over a length of 12 kilometers and these new targets are being outlined for future exploration.

High grade copper occurrences southwest of the gold zones are hosted by Jurassic granitic and volcanic rocks, indicative of the potential for a porphyry copper-gold mineralization.

Northwest Territories

Three areas of gold mineralization, all 100% owned by GGL and located in the Northwest Territories of Canada, occur within the Providence Greenstone Belt (PGB), a geological setting similar to the greenstone belts of the Abitibi and Red Lake areas in eastern Canada. Our exploration crews have recently completed field examinations of the three areas in the PGB and further updates will be available this fall. As previously reported, the three areas include:

AREA 1: Assay results from two samples 300 m apart returned 22.62 g/t and 27.77 g/t gold within a quartz-filled shear zone in mafic volcanics adjacent to a banded iron formation (BIF).

AREA 2: A grab sample assayed 42.68 g/t gold and an adjacent channel sample returned 19.88 g/t over a length of 0.55 m. The full extent of the zone is obscured by overburden. Results from the recent work are pending.

AREA 3: A gold-bearing banded iron formation discovered by Noranda in 1984 has been traced for a length of 4 kilometers and a width of 20 to 40 meters. Magnetic surveys indicate that additional wide zones of BIF may be present.

One of the objectives of the recently completed fieldwork was to gather additional information in order to design the next phase of exploration with a view to initiating this early next winter/spring, subject to financing.

…/2

#906-675 West Hastings Street, Vancouver, BC, Canada V6B 1N2
T 604.688.0546 | F 604.608-9887 | Toll Free 1.866.688.0546 | info@gglresourcescorp.com |
gglresourcescorp.com

VMS (volcanogenic massive sulfide) DEPOSITS

Within the GGL claim block, the Providence Greenstone Belt contains two historic VMS discoveries, one of which is wholly owned by GGL. Our consultants, Aurora Geosciences Ltd., have recommended an exploration program to explore this copper-zinc-silver-lead prospect.

Several other potential VMS zones, initially indicated by a VTEM airborne geophysical survey, were confirmed by surface grab samples to be anomalous in base metals. Other VTEM anomalies with the distinctive signature of the known VMS deposits have also been noted within the GGL claim block.

NICKEL

The Providence Greenstone Belt contains komatiites and pillow basalt volcanic rocks that are known to host nickel deposits elsewhere. The discovery of a nickel deposit in the area confirms this potential and GGL has identified a number of drill targets based on geology and VTEM geophysics.

DIAMONDS

The Joint Venture with De Beers, adjacent to the Mountain Province/De Beers diamond deposits, remains in force. The Doyle diamondiferous sill is 100% owned by GGL, as is the Fishback (the BIG HOLE) property.

Pursuant to an Exploration and Option agreement with Kennecott Canada Exploration Inc. signed earlier this year, Kennecott has been evaluating the CH Project Area west of the Diavik Diamond Mine. Work has included a ground gravity survey. Kennecott has until December 2011 to complete $900,000 of diamond exploration expenditures and are now planning future exploration programs which are expected to include drilling of existing kimberlite targets.

GGL's previous diamond exploration on its wholly-owned PGB claims has located a number of high count kimberlte indicator mineral trains with good G-10 chemistry.

The Company's high quality and secure assets present an opportunity to find partners and/or to secure financing for continued exploration.

GGL RESOURCES CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, please phone: (604) 688-0546 Email: info@gglresourcescorp.com. For more information, please check our web site at www.gglresourcescorp.com.

Forward-Looking Information: This news release contains "forward-looking statements" and the cautions regarding such statements apply.

Exemption 82-1209

GGL RESOURCES CORP.

(formerly, GGL Diamond Corp.)

CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2009

(UNAUDITED)

NOTICE: The Company's auditors have not reviewed the attached Interim Consolidated Financial Statements for the period ended August 31, 2009.

GGL RESOURCES CORP.

Consolidated Balance Sheets as at
(Unaudited)

		August 31, 2009		November 30, 2008 (Audited)
ASSETS				
Current				
Cash	$	206,940	$	332,665
Amounts receivable		16,798		128,665
Prepaid expenses		9,714		21,762
		233,452		483,092
Unproven mineral interests (Note 3)		17,166,898		19,954,322
Property and equipment		211,916		424,362
	$	17,612,266	$	20,861,776
LIABILITIES				
Current				
Accounts payable and accrued liabilities (Note 4(d))	$	410,831	$	699,933
SHAREHOLDERS' EQUITY				
Share capital (Note 4)		35,308,743		35,211,782
Contributed surplus (Note 6)		4,094,554		3,822,571
Deficit		(22,201,862)		(18,872,510)
		17,201,435		20,161,843
	$	17,612,266	$	20,861,776

Subsequent events (Note 10)

On behalf of the Board:

"Raymond A. Hrkac"
Raymond A. Hrkac, Director

"Nick DeMare"
Nick DeMare, Director

GGL RESOURCES CORP.

Consolidated Statements of Operations and Deficit
(Unaudited)

	For the three months ended August 31, 2009	For the three months ended August 31, 2008	For the nine months ended August 31, 2009	For the nine months ended August 31, 2008
Expenses				
Amortization	$ 526	$ 657	$ 1,579	$ 1,974
Consulting fees	39,871	41,347	73,612	214,709
Corporate relations	2,147	2,500	5,078	7,877
General exploration costs	41,683	62,248	38,192	153,038
Legal and audit	3,057	2,302	7,883	32,616
Licences, taxes, insurance and fees	1,581	2,193	10,075	18,171
Office services and expenses	42,280	48,104	128,857	158,688
Shareholders' meetings and reports	18,426	14,176	20,186	32,492
Stock-based compensation	243,043	5,208	271,983	703,037
Travel	3,332	1,372	3,332	4,820
Operating loss	(395,946)	(180,107)	(560,777)	(1,327,422)
Other income (loss)				
Foreign exchange (loss) gain	(227)	700	(604)	46
Gain on sale of property and equipment	-	-	230,368	-
Interest income	15	8,440	744	61,867
Operator's fee	5,339	-	5,339	-
Other tax expense	-	(10,000)	-	(65,000)
Write off of property and equipment	-	-	-	(3,828)
Write off of exploration and unproven mineral interests	(1,086,290)	-	(3,004,422)	(558,417)
	(1,081,163)	(860)	(2,768,575)	(565,332)
Net loss before taxes	(1,477,109)	(180,967)	(3,329,352)	(1,892,754)
Future income tax recovery	-	540,782	-	1,404,145
Net (loss) income for the period	(1,477,109)	359,815	(3,329,352)	(488,609)
Deficit, beginning of period	(20,724,753)	(19,056,023)	(18,872,510)	(18,207,599)
Deficit, end of period	(22,201,862)	(18,696,208)	(22,201,862)	(18,696,208)
(Loss) income per share - basic and diluted	$ (0.010)	$ 0.003	$ (0.023)	$ (0.004)
Weighted average number of common shares outstanding - basic and diluted	144,838,677	140,670,449	144,684,806	138,573,601

Please see the notes accompanying these financial statements.

GGL RESOURCES CORP.

Consolidated Statements of Cash Flows

	For the three months ended August 31, 2009	For the three months ended August 31, 2008	For the nine months ended August 31, 2009	For the nine months ended August 31, 2008
Cash flows used in operating activities				
(Loss) income for the period	$ (1,477,109)	$ 359,815	$ (3,329,352)	$ (488,609)
Adjustment for items not involving cash:				
- amortization of property and equipment	526	657	1,579	1,974
- amortization of exploration property and equipment	12,045	24,405	36,135	51,748
- future income tax recovery	-	(540,782)	-	(1,404,145)
- gain on sale of property and equipment	-	-	(230,368)	-
- stock-based compensation	243,043	5,208	271,983	703,037
- write off of property and equipment	-	-	-	3,828
- write off of exploration and unproven mineral interests	1,086,290	-	3,004,422	558,417
	(135,205)	(150,697)	(245,601)	(573,750)
Change in non-cash working capital items:				
- amounts receivable	(2,203)	(56,722)	111,867	(161,004)
- prepaid expenses	2,566	164,202	12,048	(505,367)
- accounts payable and accrued liabilities	51,356	1,548,880	(723,726)	1,676,831
	(83,486)	1,505,663	(845,412)	436,710
Cash flows from financing activities				
Shares issued for cash	106,560	575,000	106,560	655,250
Shares issued for cash – flow-through shares	-	515,000	-	4,529,500
Share issuance costs	(9,599)	(20,861)	(9,599)	(309,418)
Principal reduction of mortgage loan	-	(2,239)	-	(10,705)
	96,961	1,066,900	96,961	4,864,627
Cash flows used in investing activities				
Acquisition of unproven mineral interests	-	-	-	(66,429)
Additions to deferred exploration costs	4,734	(2,768,209)	192,626	(4,731,895)
Option payment received	-	-	25,000	-
Proceeds from sale of property and equipment	-	-	405,100	-
Purchase of property and equipment	-	(36,094)	-	(48,217)
	4,734	(2,804,303)	622,726	(4,846,541)
Increase (decrease) in cash and cash equivalents	18,209	(231,740)	(125,725)	454,796
Cash and cash equivalents, beginning of period	188,731	1,431,684	332,665	745,148
Cash and cash equivalents, end of period	$ 206,940	$ 1,199,944	$ 206,940	$ 1,199,944

Please see the notes accompanying these financial statements.

These notes should be read in conjunction with the Audited Consolidated Financial Statements for the year ended November 30, 2008.

1. Nature and Continuance of Operations

The Company is in the exploration stage and, on the basis of information to date, does not yet have economically recoverable reserves. The underlying value of the mineral properties and related deferred costs is entirely dependent upon the existence of such reserves, the ability of the Company to obtain the necessary financing to develop the reserves and upon future profitable production. At August 31, 2009, the Company has a working capital deficiency of $177,379 and a deficit of $22,201,862.

The Company intends to continue its exploration programs. The Company's ability to continue its exploration programs is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Management is actively pursuing such additional sources of financing.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from the carrying values shown in the consolidated financial statements should the Company be unable to continue as a going concern. The ability of the Company to settle its liabilities as they come due and to fund ongoing operations is dependent upon the ability of the Company to obtain additional funding from equity financing. Failure to continue as a going concern would require restatement of assets and liabilities on a liquidation basis, which could differ materially from the going concern basis.

2. Adoption of New Accounting Policies

Current Changes in Accounting Policies

(a) Goodwill and Intangible Assets, Section 3064

The CICA issued the new Handbook section 3064, "Goodwill and Intangible Assets", which will replace section 3062, "Goodwill and Intangible Assets". The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008.

(b) Going Concern – Amendments of Section 1400

CICA 1400, General Standards of Financial Statements Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

2. Adoption of New Accounting Policies, continued

Future Changes in Accounting Policies

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of December 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended November 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3. Unproven Mineral Interests

	Balance Nov. 30, 2008	2009 Mineral interests additions	2009 Exploration cost additions	2009 Written off	Balance August 31, 2009
Doyle Lake	$ 3,491,801	$ -	$ (3,120)*	$ (2,189,735)	$ 1,298,946
Fishback Lake	1,226,657	-	5,652	(402,375)	829,934
CH	7,734,437	-	(29,080)**	(173,950)	7,531,407
Providence Greenstone Belt	4,735,107	-	185,783	(238,362)	4,682,528
McConnell Creek	2,766,320	-	57,763	-	2,824,083
	$ 19,954,322	**$ -**	**$ 216,998**	**$ (3,004,422)**	**$ 17,166,898**

* See Note 3(a)
** See Note 3(b)

	Balance Nov. 30, 2008	2009 Additions	2009 Written off	Balance August 31, 2009
Unproven mineral interests	$ 631,254	$ -	$ (83,927)	$ 547,327
Deferred exploration costs	19,323,068	216,998	(2,920,495)	16,619,571
	$ 19,954,322	**$ 216,998**	**$ (3,004,422)**	**$ 17,166,898**

3. Unproven Mineral Interests, continued

Exploration costs incurred during the nine months ended:

	August 31, 2009	August 31, 2008
Chartered aircraft	$ -	$ 664,134
Drilling and sampling	445	295,375
Land use permits and reclamation bonds	(25,000)	71,400
Licences, recording fees and lease payments	32,209	110,209
Project supplies	6,490	369,504
Salaries and wages	30,246	255,477
Surveying	6,500	1,386,620
Technical and professional services	184,536	685,983
Transportation	6,572	88,348
	$ 241,998	**$ 3,927,050**

(a) Doyle Lake, Northwest Territories, Canada

(i) Under the De Beers Agreement ("the Agreement") dated May 25, 1995, De Beers has earned a 60% interest in the Doyle Lake Properties, which consist of 5 claims and 3 fractional claims (12,972 acres);

(ii) in addition, the Company holds 17 claims (16,206 acres) (Nov. 30, 2008 - 36 claims; 39,726 acres) in the Doyle Lake area that are not subject to the Agreement. 16 of these claims are leases. During the period, 19 (23,520 acres) mining leases were allowed to lapse and the related costs of $1,344,203 were written off. The relinquished leases do not include the Doyle diamond-bearing kimberlite sill which is 100% owned by the Company;

(iii) the Company allowed 11 mining leases (25,579 acres) in the Northwest Territories to lapse after informing Mountain Province Diamonds Inc., Camphor Ventures Inc., and De Beers Canada Inc. and the related costs of $845,532 were written off; and

(iv) the Company received a refund of its land permit fee of $25,000.

(b) CH, Northwest Territories, Canada

(i) The Company signed an exploration and option agreement on 73 of its 121 CH claims in the Northwest Territories. Kennecott Canada Exploration Inc. must make payments totalling $1,000,000 and incur cumulative expenditures of $10,000,000 in order to earn a 100% interest, subject to a gross overriding royalty of 1.5% of the appraised value of all gem and industrial diamonds recovered, sorted and graded from the property and a 1.5% net smelter returns royalty on the net value of all ores, minerals, metals and materials except diamonds, mined and removed from the property and sold or deemed to have been sold. The payments and both royalties are payable to the Company. The Company has received the first payment of $25,000;

3. **Unproven Mineral Interests,** continued

(b) CH, Northwest Territories, Canada, continued

(ii) the Company received a refund of its deposits totalling $40,000 from the Mining Recorder for assessment reports filed in 2006 and 2007; and

(iii) during the period, 2 claims (5,165 acres) were allowed to lapse and the related costs of $173,950 were written off.

(c) Fishback Lake, Northwest Territories, Canada

The Company owns 7 claims (13,301 acres) (Nov. 30, 2008 - 15 claims; 29,561 acres) in the Fishback Lake area. One of these claims is a mining lease. During the period, 8 claims (16,260 acres) were allowed to lapse and the related costs of $402,375 were written off.

(d) Providence Greenstone Belt, Northwest Territories, Canada.

The Company owns 130 claims (286,696 acres) (Nov. 30, 2008 - 152 claims; 332,509 acres) in the Providence Greenstone Belt area of the Northwest Territories. These claims lie within an extensive belt of rocks previously identified by a mapping project funded by the Geological Survey of Canada and reported as having the potential for hosting magmatic nickel mineralization. During the period, 22 claims (45,813 acres) were allowed to lapse and the related costs of $238,362 were written off.

(e) General exploration, Northwest Territories, Canada

The Company signed a non-exclusive licence agreement for the use of its Slave Geological Province data set for diamond exploration for $100,000 and will provide 500 hours of technical support at a price of $50,000 prepaid. As at August 31, 2009, $45,150 of the accounts payable and accrued liabilities represents 451.50 hours of technical support remaining.

4. **Share Capital**

(a) Authorized: unlimited common shares without par value.

4. **Share Capital**, continued

(b) Issued:

	# shares	$
Balance, November 30, 2008	**144,607,025**	**35,211,782**
Private placement - shares issued for cash	1,776,000	106,560
Shares issuance costs	-	(9,599)
Balance, August 31, 2009	**146,383,025**	**35,308,743**

(c) 1,365,000 stock options expired unexercised (see Note 5).

(d) the Company closed the first tranche of a private placement and issued 1,776,000 non-flow through units at $0.06 per unit for gross proceeds of $106,560. Each non flow-through unit consists of one non flow-through common share and one half of one non-transferable common share purchase warrant. Each whole warrant entitles the holder to purchase one non flow-through common share for three years from the closing date at $0.10 per share in the first year, $0.20 per share in the second year and $0.30 per share in the third year. Included in accounts payable at August 31, 2009 is $68,280 which is part of the proceeds for the second and final tranche of the private placement. (See Note 10)

If the common shares trade on the TSX Venture Exchange at a closing price greater than $0.50 per share for twenty consecutive trading days at any time after four months and one day from the closing date, the Company may accelerate the expiry of the warrants by giving notice to the holders thereof, and in such case the warrants will expire on the 30th day after the date on which such notice is given.

(e) At August 31, 2009, the Company had the following share purchase warrants outstanding:

Number of warrants	Exercise Price	Expiry Date
2,855,000	$0.40	Aug. 13, 2010
20,000	$0.40	Aug. 18, 2010
888,000	$0.10/$0.20/$0.30	Aug. 20, 2012
3,763,000		

4. Share Capital, continued

Changes in warrants during the period ended August 31, 2009 are as follows:

	Number of warrants	Weighted average exercise price
Outstanding, beginning of period	5,605,000	$0.24
Expired	(2,730,000)	$0.18
Issued	888,000	$0.10
Outstanding, end of period	3,763,000	$0.33

5. Stock Options

The Company has a 10% rolling Stock Option Plan whereby the Company may grant stock options to purchase up to 10% of the issued capital of the Company at the time of the grant of any option. Under the policies of the TSX Venture Exchange, options granted under the 10% rolling plan will not be required to include the mandatory vesting provisions required by the Exchange for fixed number stock option plans, except for stock options granted to investor relations consultants which vest over one year. Under the 10% rolling plan, the number of shares available for grant increases as the issued capital of the Company increases.

During the period ended August 31, 2009:

(a) 1,365,000 stock options expired unexercised;

(b) 830,000 stock options granted May 1, 2007 at an exercise price of $0.63 were repriced to $0.10 per share;

(c) 725,000 stock options granted July 31, 2007 at an exercise price of $0.56 were repriced to $0.10 per share;

(d) 62,500 stock options granted May 1, 2008 at an exercise price of $0.20 were repriced to $0.10 per share; and

(e) the Company granted 4,475,000 stock options to directors, officers, employees and consultants at an exercise price of $0.10 per share to expire August 19, 2014 (100,000 of these stock options will expire on December 29, 2009 due to a termination in employment).

5. **Stock Options,** continued

	Shares	Weighted Average Exercise Price
Options outstanding as at Nov. 30, 2008	**11,023,333**	**$0.35**
Expired	(1,365,000)	$0.39
Granted	4,475,000	$0.10
Options outstanding as at August 31, 2009	**14,133,333**	**$0.21**

August 31, 2009 options exercisable	14,133,333	$0.21
August 31, 2008 options exercisable	11,048,333	$0.35

	2009	2008
Weighted average remaining contractual life	3.53 years	3.64 years
Weighted average fair value of options granted during the period	$0.07	$0.19

Stock options outstanding at August 31, 2009 are as follows:

Security	Number	Exercise Price	Expiry Date
Options	7,500	$0.20	Dec. 29, 2009
Options	192,500	$0.10	Dec. 29, 2009
Options	300,000	$0.20	May 12, 2010
Options	50,000	$0.20	June 7, 2010
Options	210,000	$0.20	July 8, 2010
Options	25,000	$0.20	October 28, 2010
Options	775,000	$0.20	March 23, 2011
Options	495,000	$0.26	May 12, 2011
Options	53,333	$0.20	Aug. 15, 2011
Options	100,000	$0.63	May 1, 2012
Options	800,000	$0.10	May 1, 2012
Options	2,050,000	$0.56	July 31, 2012
Options	725,000	$0.10	July 31, 2012
Options	600,000	$0.20	May 1, 2013
Options	3,350,000	$0.20	May 23, 2013
Options	25,000	$0.20	July 31, 2013
Options	4,375,000	$0.10	August 19, 2014
Total	**14,133,333**		

6. Contributed Surplus

Contributed surplus for August 31, 2009 and 2008 is comprised of:

	2009	2008
Balance, beginning of the period	**$ 3,822,571**	**$ 3,125,977**
Stock-based compensation on stock options	243,068	703,037
Stock-based compensation on repriced options	28,915	-
Stock options exercised	-	(6,500)
Balance, August 31,	**$ 4,094,554**	**$ 3,822,514**

7. Related Party Transactions

During the nine months ended August 31, 2009, the Company was billed $65,234 (August 31, 2008 – $74,769) by one director for consulting fees and $47,266 (August 31, 2008 - $32,731) for technical and professional services. As at August 31, 2009, $174,947 (August 31, 2008 - $45,166) was included in accounts payable for services rendered from May 2008 to August 31, 2009.

8. Segmented Information

The Company is involved in mineral exploration and development activities, which are conducted in Canada. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of the nine months ended August 31, 2009 and 2008.

9. Comparative Figures

Certain 2008 figures have been reclassified to conform to the presentation used in the current period.

10. Subsequent Events

Subsequent to August 31, 2009:

(a) The Company changed its name from GGL Diamond Corp. to GGL Resources Corp. to represent the Company's variety of assets. Trading under the new name began September 8, 2009. There were no changes to the shares or to the trading symbol.

10. Subsequent Events, continued

(b) The Company closed the second and final tranche of the private placement from August 2009 (see Note 4(d)). The Company issued 1,420,000 flow-through units at $0.06 per unit for gross proceeds of $85,200. Each flow-through unit consists of one flow-through common share and one half of one non-transferable non flow-through warrant. Each whole warrant entitles the holder to purchase one non flow-through common share for one year from the closing date at $0.10 per share. The proceeds from these flow-through shares will be spent on Canadian Exploration Expenditures on the Company's unproven mineral interests.

In addition the Company issued 2,620,668 non flow-through units at $0.06 per unit for gross proceeds of $157,240. Each non flow-through unit consists of one non flow-through common share and one half of one non-transferable common share purchase warrant. Each whole warrant entitles the holder to purchase one non flow-through common share for three years from the closing date at $0.10 per share in the first year, $0.20 per share in the second year and $0.30 per share in the third year.